Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

June 13, 2018

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Select Sector SPDR® Trust (the “Registrant”); SEC File Nos. 333-57791 and 811-08837; Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 41”)

Dear Ms. Vroman-Lee:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, May 8, 2018, with respect to Amendment No. 41. Amendment No. 41 was filed on March 28, 2018 and included disclosure with respect to The Communication Services Select Sector SPDR Fund (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 41.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 41. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 41.

Prospectus Comments

1.	Comment: Please supplementally provide a copy of the Index’s methodology.

Response: The Index methodology has been provided supplementally.

2.	Comment: Please provide a completed draft of the Fund’s fee table and example information in the response letter.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The completed fee table and related footnotes and example information that will be included in the final registration statement are as follows:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.03%
Distribution and service (12b-1) fees	0.04%
Other expenses[1]	0.08%
Total annual Fund operating expenses	0.15%
Less contractual fee waiver[2]	(0.02)%
Net annual Fund operating expenses	0.13%

[1]	“Other expenses” are based on estimated amounts for the current fiscal year.
[2]	SSGA Funds Management, Inc. (the “Adviser”) has contractually agreed to waive its advisory fee and reimburse certain expenses, until January 31, 2022, so that the annual Fund operating expenses of the Fund are limited to no more than 0.1345% of the Fund’s average daily net assets (exclusive of non-recurring account fees and expenses). This contractual fee waiver and/or reimbursement does not provide for the recoupment by the Adviser of any amounts waived or reimbursed. The Adviser may continue such waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so after January 31, 2022. The waiver and/or reimbursement may not be terminated prior to January 31, 2022 except with the approval of The Select Sector SPDR Trust’s Board of Trustees.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The calculation of costs takes into account the effect of any current contractual fee waivers and/or reimbursements for the period in which the fee waiver and/or reimbursement is currently in place. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$14	$43

3.	Comment: Please confirm if the Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

4.	Comment: Please confirm if the Adviser has the ability to recoup fees and expenses previously waived and/or reimbursed. If so, please revise the footnote to the fee table to describe the terms of such recoupments. In particular, please revise the footnote to state that (i) recoupment is limited generally to 3 years from the date an amount is waived or reimbursed, and (ii) recoupment is permissible only if the Fund’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed both the expense limit at the time of waiver and the current expenses limit.

Response: The Registrant confirms the Adviser does not have the ability to recoup fees and expenses previously waived and/or reimbursed. A sentence has been added to the footnote to the fee table to reflect this.

5.	Comment: Please confirm that at least 80% of the securities in which the Fund will invest will be securities of Communication Services companies.

Response: The Registrant confirms that at least 80% of the securities in which the Fund will invest will be securities of Communication Services companies.

6.	Comment: Please revise “The Fund’s Principal Investment Strategy” discussion to provide a definition of companies included in the Communication Services sector (i.e., describe the criteria for determining whether a company is included in the Communication Services sector).

Response: The first sentence of the third paragraph of “The Fund’s Principal Investment Strategy” section has been replaced with the following:

The Index includes companies that have been identified as Communication Services companies by the Global Industry Classification Standard (GICS®), including securities of companies from the following industries: diversified telecommunication services; wireless telecommunication services; media; entertainment; and interactive media & services.

7.	Comment: The Staff notes that the Index includes securities of companies from the media, entertainment and interactive media & services industries. The Staff believes including companies from these industries as Communications Services companies is overly broad. Please explain why companies from these industries are considered Communication Services companies. The Staff refers the Registrant to the Morningstar definition of the Communication Services sector. Please note that the Staff may have additional comments.

Response: The Registrant believes the inclusion of companies from these industries as Communication Services companies is appropriate. These industries are among the industries that make up the Communication Services sector as identified by GICS and, therefore, the companies included in these industries have been identified as Communication Services companies by GICS.

8.	Comment: The Staff notes the inclusion of the following sentence under “Purchase and Sale Information:”

Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in-kind securities and/or cash constituting a substantial replication, or a representation, of the securities included in the Fund’s benchmark Index.

This disclosure appears to be inconsistent with the Fund’s exemptive relief and other disclosure included elsewhere in the Fund’s registration statement, each of which states that the Fund may only provide cash redemptions in limited circumstances. Please reconcile the disclosure throughout the registration statement or explain why the Registrant believes the disclosure is appropriate.

Response: The Registrant has revised the sentence as noted below. The Registrant believes the revised disclosure is consistent with both the Fund’s exemptive relief and other disclosure included elsewhere in the Fund’s registration statement.

Creation Unit transactions are ~~typically~~ conducted in exchange for the deposit or delivery of in-kind securities and/or cash constituting a substantial replication, or a representation, of the securities included in the Fund’s benchmark Index.

9.	Comment: The first sentence in the “Principal Strategies” discussion under “Additional Strategies Information,” refers readers to “The Fund’s Principal Investment Strategy” section under “Fund Summary” for a “complete discussion of the Fund’s principal investment strategies.” The Staff notes Item 4 of Form N-1A should be a summary of the Fund’s Item 9 discussion, but it currently appears that the Fund is using its Item 4 discussion as an Item 9 discussion. Please review Form N-1A and revise as necessary. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. We note that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

10.	Comment: Please revise the “Principal Strategies” discussion under “Additional Strategies Information” to provide additional detail regarding the Index’s methodology. For example, please include a description of when the Index is reconstituted and rebalanced.

Response: The Registrant notes that additional detail regarding the Index’s methodology, including reconstitution and rebalancing information, is included in the Prospectus under “Additional Index Information—Additional Information Concerning Index Construction and Maintenance” and in the SAI under “Construction and Maintenance Standards for the Select Sector Indices.”

11.	Comment: Please disclose that the Fund will be concentrated in the Communication Services sector. See Instruction 4 to Item 9(b) of Form N-1A.

Response: The Registrant notes the following sentence currently included in the “Communication Services Sector Risk” discussion under “Principal Risks of Investing in the Fund”:

The Fund’s assets will be concentrated in the communication services sector, which means the Fund will be more affected by the performance of the communication services sector than a fund that is more diversified.

12.	Comment: In the “Additional Risk Information” section, the Staff notes that risk disclosures specific to ETFs are included in the “Non-Principal Risks” discussion. Please confirm that these risks are non-principal or relocate the disclosures to the “Principal Risks” discussion.

Response: The Registrant believes that the risks of investing in ETFs discussed in the “Non-Principal Risks” section are non-principal with respect to the Fund and that the placement of this disclosure in the registration statement is therefore appropriate.

13.	Comment: In the “Additional Risk Information” section, the Staff notes that “Concentration Risk” is included in the “Non-Principal Risks” discussion. Please confirm that this risk is non-principal or relocate the disclosure to the “Principal Risks” discussion.

Response: The Registrant has removed “Concentration Risk” from the “Non-Principal Risks” discussion. The Registrant notes the “Principal Risks” discussion currently includes a discussion of “Communication Services Sector Risk.”

14.	Comment: The Staff notes that securities loaned by the Fund must be collateralized by cash, U.S. government securities or irrevocable bank standby letters of credit not issued by the Fund’s bank lending agent. Please revise the third sentence in the “Securities Lending Risk” discussion under “Additional Risk Information” accordingly.

Response: The Registrant confirms securities loaned by the Fund will be collateralized consistent with applicable SEC Staff guidance. The Registrant has revised the third sentence in the “Securities Lending Risk” discussion under “Additional Risk Information” as follows:

Any such loans must be continuously secured by collateral ~~in cash or cash equivalents~~ maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund.

SAI Comments

15.	Comment: Please revise the fundamental policy below with respect to concentration in the “Investment Restrictions” section to state the Fund will concentrate its assets in the Communication Services sector.

The Fund may not concentrate its investments in securities of issuers in the same industry or group of industries, except that the Fund will be concentrated in an industry or group of industries to the extent that the Fund’s underlying index concentrates in a particular industry or group of industries.

Response: The Registrant believes the Fund’s current fundamental policy with respect to concentration in an industry or group of industries is correct and appropriate. See First Australia Fund, Inc., pub. Avail. July 29, 1999. Section 8 of the 1940 Act requires the recital of the Registrant’s policy with respect to concentrating investments in a particular industry or group of industries. The Registrant does not believe Section 8 requires a policy that the Fund will concentrate its assets in the Communication Services sector.

16.	Comment: Please revise the discussion of Intraday Indicative Value (“IIV”) under “Exchange Listing and Trading” to specify (a) how IIV is calculated (e.g., whether it is based on the Fund’s Index, portfolio or basket), (b) what the calculation includes (e.g., operating fees or other accruals), and (c) what type of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of the current market value of ETF shares. If there are such circumstances, consider noting that potential as a principal risk of the Fund.

Response: The third paragraph of the “Additional Purchase and Sale Information” section of the Prospectus has been revised as noted below.    The securities held by the Fund trade in the United States and, therefore, the Registrant does not expect to use stale values.

The Exchange will disseminate, every fifteen seconds during the regular trading day, an indicative optimized portfolio value (“IOPV”) relating to the Fund. The IOPV calculations are estimates of the value of the Fund’s net asset value per Fund Share ~~using market data~~. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per Fund Share~~, which is calculated only once a day~~. The IOPV is based on the current market value of the published basket of portfolio securities and/or cash required to be deposited in exchange for a Creation Unit and does not necessarily reflect the precise composition of the Fund’s actual portfolio at a particular point in time. Moreover, the IOPV is generally determined by using current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries and valuations based on current market rates. The IOPV may not be calculated in the same manner as the NAV, which (i) is computed only once a day, (ii) unlike the calculation of the IOPV, takes into account Fund expenses, and (iii) may be subject, in accordance with the requirements of the 1940 Act, to fair valuation at different prices than those used in the calculations of the IOPV. Therefore, the IOPV may not reflect the best possible valuation of the Fund’s current portfolio. Neither the Fund nor the Adviser or any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.

17.	Comment: Please revise the “Required Early Acceptance of Orders” discussion under “Purchase and Redemption of Creation Units” to disclose that (a) any early cut-off time for acceptance of creation unit purchase and redemption orders relating to the following day will be after calculation of the current day’s NAV (e.g., if the NAV is calculated each day at 4:00 p.m., Eastern Time, an early cut-off time for orders relating to the next day and receiving the next day’s NAV must be after 4:00 p.m., Eastern Time, on the current day), and (b) the Fund’s basket asset information (and portfolio holdings, to the extent the Fund is required to disclose portfolio holdings daily) is made publicly available sufficiently in advance of the cut-off time.

Response: The Fund will not have an early cut-off time that occurs on the day prior to the NAV calculation associated with a purchase or redemption order (i.e., any early cut-off time will be on the same day as the NAV calculation associated with the order). The Registrant believes the italicized portion below of the current disclosure included in the “Required Early Acceptance of Orders” discussion reflects this and is appropriate.

REQUIRED EARLY ACCEPTANCE OF ORDERS. Notwithstanding the foregoing, as described in the Participant Agreement and the applicable order form, Authorized Participants may be notified that the cut-off time for an order may be earlier on a particular Business Day.

Part C

18.	Comment: The Staff notes Item 28(h)(iv)(1)(6) of the Part C states an Amendment to the Sub-License Agreement will be filed by amendment. Please confirm this exhibit will be included in a future filing.

Response: The Registrant confirms the Amendment to the Sub-License Agreement will be filed as an exhibit to a future filing.

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We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.